Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

		Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income before income taxes	$2,480	$2,307	$2,057	$1,973	$1,696
Interest expense	189	163	165	167	181
Portion of rents representative of the interest factor	122	127	131	134	139
	$2,791	$2,597	$2,353	$2,274	$2,016
Fixed Charges
Interest expense	$189	$163	$165	$167	$181
Portion of rents representative of the interest factor	122	127	131	134	139
	$311	$290	$296	$301	$320
Ratio of Earnings to Fixed Charges	9.0	9.0	7.9	7.6	6.3